FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Roberto Abdenur

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) the recent developments in the Republic as of January 30, 2006, included as Exhibit AA hereof, and (ii) the legal opinions included as Exhibits BB and CC hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradoria–Geral da Fazenda Nacional) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 3rd day of February, 2006.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sônia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.	Page No.
A: None
B: None
*C: Copy of the 2005 Annual Budget of the Republic (in Portuguese)—filed by paper filing under cover of Form SE
*D: Current Description of the Republic
*E: Dealer Managers Agreement, dated July 18, 2005, among the Republic, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.
*F: Settlement Agent and Luxembourg Exchange Agent Agreement, dated July 18, 2005, among the Republic, The Bank of New York and The Bank of New York (Luxembourg), S.A.
*G: Recent Developments in the Republic as of August 1, 2005
*H: Opinion dated August 11, 2005 of Arnold & Porter LLP relating to U.S.$4,508,571,000 aggregate principal amount of 8% Amortizing Global Bonds due 2018

*I: Opinion dated August 11, 2005 of the Acting Deputy Attorney General of the National Treasury of the Republic relating to U.S.$4,508,571,000 aggregate principal amount of 8% Amortizing Global Bonds due 2018

*J: Recent Developments in the Republic as of September 6, 2005
*K: Opinion dated September 13, 2005 of Arnold & Porter LLP relating to U.S.$1,000,000,000 aggregate principal amount of 8.75% Global Bonds due 2025
*L: Opinion dated September 13, 2005 of Acting Deputy Attorney General of the National Treasury of the Republic relating to U.S.$1,000,000,000 aggregate principal amount of 8.75% Global Bonds due 2025
*M: Recent Developments in the Republic as of September 19, 2005
*N: Opinion dated September 26, 2005 of Arnold & Porter LLP relating to R$3,400,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2016

*O: Opinion dated September 26, 2005 of Acting Deputy Attorney General of the National Treasury of the Republic relating to R$3,400,000,000 aggregate principal amount of 12.50% Global BRL Bonds due 2016

*P: Form of 12.50% Global BRL Bond due 2016
*Q: Recent Developments in the Republic as of October 21, 2005
*R: Recent Developments in the Republic as of November 9, 2005
*S: Opinion dated November 17, 2005 of Arnold & Porter LLP relating to U.S.$500,000,000 aggregate principal amount of 7.875% Global Bonds due 2015
*T: Opinion dated November 17, 2005 of Acting Deputy Attorney General of the National Treasury of the Republic relating to U.S.$500,000,000 aggregate principal amount of 7.875% Global Bonds due 2015
*U: Recent Developments in the Republic as of November 29, 2005
*V: Opinion dated December 6, 2005 of Arnold & Porter LLP relating to U.S.$500,000,000 aggregate principal amount of 8.25% Global Bonds due 2034
*W: Opinion dated December 6, 2005 of Deputy Attorney General of the National Treasury of the Republic relating to U.S.$500,000,000 aggregate principal amount of 8.25% Global Bonds due 2034
*X: Recent Developments in the Republic as of January 10, 2006
*Y: Opinion dated January 18, 2006 of Arnold & Porter LLP relating to U.S.$1,000,000,000 aggregate principal amount of 7.125% Global Bonds due 2037
*Z: Opinion dated January 18, 2006 of Deputy Attorney General of the National Treasury of the Republic relating to U.S.$1,000,000,000 aggregate principal amount of 7.125% Global Bonds due 2037

AA: Recent Developments in the Republic as of January 30, 2006

BB: Opinion dated February 3, 2006 of Arnold & Porter LLP relating to €300,000,000 aggregate principal amount of 7.375% Global Bonds due 2015

CC: Opinion dated February 3, 2006 of Deputy Attorney General of the National Treasury of the Republic relating to €300,000,000 aggregate principal amount of 7.375% Global Bonds due 2015

*	Previously filed.